 Exhibit 99.1

DHX MEDIA REPORTS Q3 RESULTS FOR FISCAL 2018

•	Initial results from Strategic Review yield Sony partnership
•	Implementing a single TSX stock ticker to enhance liquidity
•	Further progress on Peanuts’ synergies and company-wide cost reduction initiatives

Halifax, NS, May 14, 2018 – DHX Media Ltd. (or the “Company”) (TSX: DHX.A, DHX.B; NASDAQ: DHXM), a leading global children’s content and brands company, reported its third quarter and nine-month results for Fiscal 2018, ended March 31, 2018.

“While top- and bottom-line results were below our expectations this quarter, content distribution and WildBrain delivered strong organic growth and Peanuts continued to perform ahead of plan,” said Michael Donovan, Executive Chair and CEO of DHX Media. “We have taken corrective steps to return to sustainable growth, including executive changes, additional streamlining of costs and a refocusing of our business to enhance margins and cash generation.”

Mr. Donovan added, “Furthermore, the Strategic Review has reaffirmed the value of our individual assets and generated strong interest especially in our leading portfolio of intellectual property. The review process is ongoing, but so far has yielded a deeper partnership with Sony on Peanuts, as announced earlier. The net proceeds from that transaction will be used to primarily de-lever our balance sheet by an estimated one turn. We are also in advanced discussions on material licensing opportunities that we believe could have a positive impact on operating results and further reduce debt.”

Financial Highlights[1] (in millions of Cdn$)	Three Months Ended March 31,		Nine Months Ended March 31,
	2018	2017	2018	2017
Revenue	$116.5	$78.3	$337.0	$211.1
Gross Margin	$51.0	$42.2	$147.9	$115.4
Gross Margin (%)	44%	54%	44%	55%
Adjusted EBITDA	$26.7	$24.9	$81.5	$63.7
Net Income (Loss)	($8.0)	$7.6	$7.6	$14.7

1Gross Margin means revenue less direct production costs and expense of film and television programs produced (per the financial statements). Adjusted EBITDA represents income of the Company before amortization, finance income (expense), taxes, development expenses, impairments, share-based compensation expense, and adjustments for other identified charges. The definitions of Gross Margin and Adjusted EBITDA are included in the “Use of Non-GAAP Financial Measures” section of the Company’s Q3 2018 Management Discussion and Analysis. Adjusted EBITDA and Net Income reflect only the portion attributable to DHX Media (excluding non-controlling interests).

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Continued Organic Revenue Growth in Q3 2018 and YTD 2018

Revenue for Q3 2018 grew by 49% to $116.5 million, over Q3 2017, which included 3% organic growth, and 46% acquisitive growth largely from Peanuts and Strawberry Shortcake. For the nine months of Fiscal 2018, revenue was up 60% to $337.0 million, of which 7% was organic. We continued to realize the returns on our investment in content as evidenced by the 55% increase in total distribution revenue to $98.4 million YTD 2018, of which 38% was organic growth.

Gross margins remained consistent at 44% for both Q3 2018 and YTD 2018. This compared to margins of 54% in Q3 2017 and 55% YTD 2017. The lower margins are the results of the new mix of our business with Peanuts as well as continued growth in third-party revenues from WildBrain and a larger proportion of service work including the Mattel partnership versus proprietary business in our studios.

For Q3 2018, adjusted EBITDA was $26.7 million with a net loss of $8.0 million versus adjusted EBITDA of $24.9 million and net income of $7.6 million in Q3 2017. The net loss was partially due to a non-cash, unrealized foreign exchange loss of $6.9 million in Q3 2018, which was primarily the result of a change in carrying value of our U.S. dollar-dominated debt. For YTD 2018, adjusted EBITDA was $81.5 million and net income of $7.6 million relative to adjusted EBITDA of $63.7 million and net income of $14.7 million in the same prior year period.

We remain on track to realize our $11 million in targeted annual synergies on Peanuts and company-wide cost-reductions by the end of Fiscal 2019, of which $5-$6 million is expected to be recognized in Fiscal 2018. However, these synergies were offset by investment in supporting key growth areas. During Q3 2018, CPLG assumed agency representation for Peanuts in Greece and Turkey, taking effect in January and April 2018, respectively as we continued to realize on Peanuts cost synergies. These territories are the latest to be repatriated from third-party agencies, along with the U.K., France and the Middle East, converted over to CPLG last quarter.

Focusing on a Targeted Portfolio to Drive Returns Across Multiple Revenue Streams

Content continues to be core to our business as we deliver on our strategic priority to create compelling shows that distribute globally, and generate cash flow from consumer products royalties.

Content Creation – Total production revenue in Q3 2018 of $26.4 million was largely level with the same prior year quarter, as we continued to focus on a targeted portfolio of properties. The delivery of 31 new proprietary half-hours during the quarter generated $6.4 million in revenue, while service work accounted for revenue of $20.0 million. Our service pipeline provides predictable cash flows from projects including with Amazon, Netflix and Hasbro, as well as production of new episodes under our Mattel partnership. We are seeing the incremental returns from the Mattel pact, which contributed approximately $5.3 million in distribution and consumer productions royalties in Q3 2018 and $20.1 million YTD Fiscal 2018.

At quarter-end, $25.6 million was invested in proprietary productions in progress, as we focus on shows that will drive opportunities in distribution and consumer products licensing.

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Content Distribution – Both our original and library titles continued to be in demand as evidenced by traditional distribution revenue in Q3 2018 rising 47% to $26.6 million, and growing 25% on an organic basis. Netflix continued to be a regular customer for our children’s and family content, recently picking up worldwide streaming rights for a new original live-action thriller anthology series as well as the renewal of 15 of our shows across multiple territories. Universal Kids in the U.S. signed an exclusive deal for the new original comedy, Greenfields, on which we are the global distributor as well as producing as a service project while STARZ renewed 36 shows from our library for its services in the U.S.

Our WildBrain network of kids’ channels continued its strong growth trajectory, bringing in $14.4 million in ad-based video-on-demand revenue in Q3 2018, up 71% from a year ago. Our expertise in developing and monetizing kid-friendly content and brands on YouTube for our own properties and third-party partners including Mattel, Turner, Moose Toys and Universal continued to draw more and more eyeballs to our network. For the first nine months of Fiscal 2018, almost 94 billion minutes of videos were watched on WildBrain, derived from approximately 20 billion views, up 71% and 79% respectively versus all of the last fiscal year.

Content-Driven Consumer Products – Our consumer products-owned business was a steady contributor at $34.1 million in Q3 2018 or approximately 29% of total revenue, primarily as a result of the Peanuts business. YTD Fiscal 2018, revenue from consumer products-owned was $113.1 million or about 34% of total revenue. Snoopy was showcased recently in a new Happy Meal program that launched in over 30,000 McDonald’s restaurants worldwide. Peanuts further expanded its presence in Japan where it is a top-5 character brand2. In celebration of the 50th anniversary of Peanuts’ launch in Japan this year, a multi-city travelling exhibition where science meets Peanuts comic strips has stopped first in Osaka, numerous retail events are underway, and new openings of the first Peanuts diner in Yokohama and the third Snoopy teahouse in Hokkaido are extending the brand’s theme-based footprint.

2 Source: Sony Creative – based on revenue.

DHX Media and Sony Strike Strategic Partnership for Peanuts

Subsequent to the quarter-end, we entered into a definitive agreement whereby Sony Music Entertainment (Japan) Inc. (“SMEJ”) will indirectly purchase 49% of DHX Media’s 80% interest in Peanuts, providing global alignment with Peanuts’ largest agent worldwide. As the brand’s agent since 2010, SMEJ has successfully grown the Peanuts business in Japan by over 200%. The transaction will build on the strength of Sony’s long-term relationship representing Peanuts in Japan, its largest market outside the U.S. With its international expertise in rights management across entertainment and consumer products, SMEJ is the ideal partner to help us continue our expansion of Peanuts in Japan and globally. We intend to use the net proceeds to pay down debt, which is expected to reduce our leverage by one turn. (see press release dated May 13, 2018)

Dividend Declaration

Today, the Company declared a dividend for the quarter of $0.02 on each common voting share and variable voting share outstanding to the shareholders of record at the close of business on May 25, 2018 to be paid on June 22, 2018.

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Outlook

Through the ongoing strategic review process, a number of large licensing opportunities have been identified and are currently at an advanced stage of negotiations. In the event that an opportunity is completed prior to year-end, Management believes that this would contribute to achieving its full year adjusted EBITDA guidance, as provided in previous quarters. However, in the absence of completing one of these opportunities, the Company does not expect to achieve its previously disclosed guidance for Fiscal 2018.

Since there are no assurances that additional transactions will ultimately be competed, or that they will be completed by fiscal year-end, there is a high degree of potential variability with respect to financial results for the remainder of the current fiscal year. Accordingly, the Company has decided to terminate the practice of providing forward-looking financial guidance at this time, and will not be providing an updated outlook for Fiscal 2018.

Further details are available in the Outlook section of the Company’s Q3 2018 MD&A, at www.dhxmedia.com, on www.sedar.com or http://www.sec.gov/edgar.

Strategic Review

As previously stated, the Strategic Review process is expected to be completed on or before June 30, 2018. The process is currently ongoing as the Special Committee continues to actively process various opportunities. The Special Committee is evaluating other opportunities, such as suspension of the dividend and potentially de-listing from the NASDAQ to realize cost savings.

Single TSX Ticker

The Company also announced today that its common voting shares and variable voting shares will trade under a single ticker on each of the Toronto Stock Exchange ("TSX") and the NASDAQ Global Select Market (“NASDAQ”). This combining under single tickers is solely an administrative change for trading purposes, which is designed to enhance the liquidity and trading volume of the DHX Media’s shares.

The Company’s common voting shares currently trade on the TSX under "DHX.B" (CUSIP 252406707). Its variable voting shares currently trade on the TSX under "DHX.A" and on the NASDAQ under “DHXM” (CUSIP number 252406608).

Effective May 31, 2018, both classes of shares will trade under the single TSX ticker symbol "DHX", and on the NASDAQ under the symbol “DHXM” as well as combining under the same CUSIP number 252406152. For trading purposes on the two stock exchanges and reporting in brokerage accounts, both classes of shares will also be combined under the single designation of "Common and Variable Voting Shares" of DHX Media.

Background

The combination of trading under single tickers does not amend the Company’s articles of incorporation, by-laws or share capital structure, nor the terms and conditions or the voting and ownership restrictions attaching to each class of shares.

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Pursuant to DHX Media's articles of incorporation and the Broadcasting Act (Canada), the common voting shares may only be held and controlled by Canadians, and the variable voting shares may only be held and controlled by non-Canadians. Each class of shares, whether acquired on the TSX or the NASDAQ, is automatically assigned based on the Canadian or non-Canadian status of their holder.

There will be no changes to the Company’s voting procedures for shareholder meetings. Shareholders who wish to vote at meetings (either by proxy or by attending the meeting in person) will continue to be required to complete a Declaration of Canadian Status in order to enable DHX Media to comply with Canadian ownership rules as an operator of broadcast assets.

Additional information relating to the terms and conditions of the common voting shares and variable voting shares is included in DHX Media's Annual Information Form available at www.sedar.com.

Transfer of Preferred Variable Voting Shares

Additionally, the Company announced effective today, with the approval of the board of directors (the “Board”) and the TSX, 100 million Preferred Variable Voting Shares (“PVV Shares”) in the capital of the Company, representing 100% of the issued and outstanding shares of such class, be transferred to Michael Donovan, CEO, in accordance with the terms of a shareholders agreement among the Company and the holder of the PVV Shares (the “PVV Shareholders Agreement”). The PVV Shares were instituted prior to the Company’s initial public offering, and are maintained to ensure compliance with Canadian ownership requirements related to its business and continuing qualification for tax credits. The transfer is in keeping with the Company’s practice that the PVV Shares be owned by the CEO.

The value of the consideration paid for the shares was $1 in aggregate. Concurrently with the transfer, the CEO entered into the PVV Shareholders Agreement with the Company, pursuant to which the CEO (i) agreed not to transfer the PVV Shares, in whole or in part, except with prior written approval of the Board, (ii) granted the Company the unilateral right to compel the transfer of the PVV Shares, at any time and from time to time, in whole or in part, to a person designated by the Board, and (iii) granted the Company a power of attorney to effect any transfers contemplated by the PVV Shareholders Agreement. The Board will not approve or compel a transfer without first obtaining the approval of the TSX, and the PVV Shareholders Agreement cannot be amended, waived or terminated unless approved by the TSX.

Analyst and Investor Webcast and Conference Call

DHX Media management will host a live webcast and conference call and presentation for investors and analysts on May 14, 2018 at 8:00 a.m. ET, at the following address:

https://event.on24.com/wcc/r/1668227/50C5E75FFBBC8D4F6741BEAA62867548.

To listen by phone, please call +1(888) 231-8191 or +1(647) 427-7450 internationally, and reference conference ID 3576528. Please allow 10 minutes to be connected to the conference call. The presentation for the call will also be posted to the Investor Relations section of our website, at: http://www.dhxmedia.com/investors/.

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Consolidated Statements of Income and Comprehensive Income Data

	Three Months Ended	Three Months Ended
	March 31, 2018	March 31, 2017
($000, except per share data)
Consolidated Statements of Income and Comprehensive Income Data:
Revenues	116,486	78,347
Direct production costs and expense of film and television produced	(65,514)	(36,153)
Gross margin	50,972	42,194
Selling, general, and administrative	(22,501)	(18,820)
Write-down of investment in film and television programs and acquired library and content	(875)	(1,081)
Amortization, finance and other expenses, net	(33,359)	(11,829)
Provision for income taxes	(616)	(2,913)
Net income (loss)	(6,379)	7,551
Net income attributable to non-controlling interests	(1,626)	-
Net income (loss) attributable to Shareholders of the Company	(8,005)	7,551

Cumulative translation adjustment	13,003	(6,401)
Comprehensive income	6,624	1,150
Basic earnings (loss) per common share	(0.06)	0.06
Diluted earnings (loss) per common share	(0.06)	0.06
Weighted average common shares outstanding (expressed in thousands)
Basic	134,562	134,162
Diluted	134,562	135,090

Revenues

Revenues for Q3 2018 were $116.49 million (69% organic, 31% acquisitive), up 49% from $78.35 million for Q3 2017. The increase for Q3 2018, was due to strong growth in total distribution revenue (including WildBrain) (88% organic, 12% acquisitive), accounting for 38% of the growth, higher consumer products-owned revenues (9% organic, 91% acquisitive), accounting for 71% of the growth, robust growth in producer and service fee revenues (all organic), accounting for 9% of the growth, offset by decreased proprietary production revenues (all organic), offsetting 8% of the growth, a decrease in consumer products represented revenues (all organic), offsetting 7% of the growth, and a decline in DHX Television revenue (all organic), offsetting 2% of the growth.

Proprietary production revenues: Proprietary production revenues for Q3 2018 were $6.44 million (all organic), a decrease of 33% compared to $9.68 million for Q3 2017. For Q3 2018, the Company added 31.0 proprietary half-hours to the library, down 40% versus 52.0 proprietary half-hours for Q3 2017. For Q3 2018, the Company added 30.0 half-hours of third party produced titles with distribution rights (Q3 2017 - 18.0 half-hours), an increase of 67%. Third party produced titles with distribution rights are an example of the operational synergies associated with owning DHX Television; a number of such titles are now generating meaningful distribution revenues for the Company.

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Distribution and WildBrain revenues: Management is pleased to report that for Q3 2018, total distribution revenues were $40.97 million (88% organic, 12% acquisitive), up 55% from $26.45 million for Q3 2017. Traditional distribution revenues (excluding WildBrain) for Q3 2018 were $26.57 million (85% organic, 15% acquisitive) compared to $18.04 million for Q3 2017, an increase of 47%. Management is happy to report that revenues from WildBrain for Q3 2018 were $14.39 million (93% organic, 7% acquisitive), up 71% compared to $8.41 million for Q3 2017. The strong growth in both traditional distribution and WildBrain revenues is indicative of the continued strong global demand for content. For Q3 2018, amongst other key distribution deals for both linear and digital platforms, the Company closed significant deals with BBC, Netflix, Beijing IQIYI Science & Technology, Oriental Pearl Group Co, and Bell Mobility.

Consumer products-owned revenues (including live tour revenue, music and digital royalties): For Q3 2018, the consumer products-owned revenues were $34.13 million (9% organic, 91% acquisitive), up 383% as compared to $7.06 million for Q3 2017. Excluding the acquisitive impact of Peanuts and SSC, consumer products-owned revenues were $3.04 million, down $4.02 million or 57% from $7.06 million in Q3 2017. Q3 2017 included a larger volume of non-refundable guarantees as Teletubbies and Twirlywoos were rolled out in various territories.

Producer and service fee revenues: For Q3 2018, the Company earned $19.95 million (all organic) of producer and service fee revenues, an increase of 20% versus the $16.64 million from Q3 2017, as the Company continued to advance a number of key service projects. As discussed in the Nine Months 2018 section of this MD&A, included in producer and service fee revenues are revenues of $6.58 million related to the Company's strategic pacts with Mattel which, while carrying lower production service gross margins, are now generating significant distribution and consumer products revenues. The strong growth in producer and service fee revenues is a reflection of both the continued robust global demand for animated content and the quality and production being delivered by both our Vancouver and Halifax animation studios.

Television revenues: For Q3 2018, DHX Television revenues were down 6% to $12.89 million (all organic) from $13.64 million for Q3 2017. At $12.35 million for Q3 2018, subscriber revenues were down 5% from $13.01 million from Q3 2017, a combination of lower total subscribers and slightly lower average subscriber rates, consistent with Management's expectations. In Q3 2018, 96% of the television revenues were subscriber revenues.

Consumer products-represented revenues: For Q3 2018, consumer products-represented revenues were down $2.77 million, or 57%, to $2.12 million (all organic) compared to Q3 2017 at $4.88 million, as revenues from Despicable Me and Minions, which had a slightly positive impact Q3 2017, have now fallen off.

Gross Margin

The Company groups proprietary production, distribution (including WildBrain), and consumer products-owned into a single Proprietary Content Gross Margin for the purpose of providing analysis of gross margins.

Gross margin for Q3 2018 was $50.97 million, an increase in absolute dollars of $8.77 million or 21% compared to $42.20 million for Q3 2017. Overall percentage gross margin was down for Q3 2018 at 44% of revenue compared to 54% of revenue for Q3 2017 as the acquisition of Peanuts and SSC has altered the composition of the Company's gross margin. At 42% for Q3 2018, proprietary content gross margins as a percentage of revenue were down from 61% in Q3 2017, primarily as a result of three factors: i) the impact of the acquisition of Peanuts and SSC, which carries a lower percentage gross margin as the result of the revenue based talent fee payable to the estate of Charles M. Schulz, ii) higher than normal third party traditional distribution revenues, which carry a lower percentage gross margin, iii) the continued strong growth of third party revenues in WildBrain, which also carry a lower percentage gross margin and are expected to continue to comprise an increasing portion of WildBrain's revenue growth. Producer and service margins for Q3 2018 were 34%, compared to 24% for Q3 2017, as two projects were completed and tracked ahead of expected margins. At 57%, gross margins for DHX Television, were largely consistent with Q3 2017 gross margins at 61% as Management has continued to utilize its large, diverse library to reduce the required investment in third party content. Gross margin for Q3 2018, was calculated as revenues of $116.49 million, less direct production costs and expense of investment in film & television programs of $65.51 million (Q3 2017-$78.35 million less $36.15 million).

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For Q3 2018, the margins for each revenue category in absolute dollars and as a margin percentage were as follows: the proprietary content business had a gross margin of $34.61 million or 42%, net producer and service fee revenue margin of $6.88 million or 34%, television margin was $7.37 million or 57%, and consumer products-represented revenue margin was $2.12 million or 100%.

Operating Expenses (Income)

SG&A

SG&A costs for Q3 2018 increased 20% to $22.50 million compared to $18.82 million for Q3 2017. SG&A includes $0.91 million (Q3 2017-$1.48 million) in non-cash share-based compensation. When adjusted, cash SG&A at $21.59 million increased 25% as compared to $17.34 million for Q3 2017, a result of the additional SG&A related to the acquisition of Peanuts and SSC, partially offset by the impact of Management's previously announced cost reduction initiatives. Management expects quarterly cash SG&A to decline throughout Fiscal 2018, while still continuing to drive growth in WildBrain and ensuring a smooth integration of Peanuts and SSC.

Adjusted EBITDA Attributable to DHX Media

For Q3 2018, Adjusted EBITDA attributable to DHX Media was $26.71 million, up $1.86 million or 7% over $24.85 million for Q3 2017.

About DHX Media

DHX Media Ltd. (TSX: DHX.A, DHX.B; NASDAQ: DHXM) is a leading children’s content and brands company, recognized globally for such high-profile properties as Peanuts, Teletubbies, Strawberry Shortcake, Caillou, Inspector Gadget, and the acclaimed Degrassi franchise. One of the world’s foremost producers of children’s shows, DHX Media owns the world’s largest independent library of children’s content, at 13,000 half-hours. It licenses its content to broadcasters and streaming services worldwide and generates royalties through its global consumer products program. Through its subsidiary, WildBrain, DHX Media operates one of the largest networks of children’s channels on YouTube. Headquartered in Canada, DHX Media has 20 offices worldwide. Visit us at www.dhxmedia.com.

Disclaimer

This press release contains “forward looking statements” under applicable securities laws with respect to DHX Media including, but not limited to, statements regarding the Company’s implementation of a single stock ticker and timing thereof, the integration of the acquisition of Peanuts and Strawberry Shortcake and the expected financial and other impacts associated with such acquisition, including synergies from such acquisition, cost reduction initiatives and the resulting financial and other impacts associated with such initiatives, the strategic priorities and operational focus of the Company, the completion of the transaction with Sony, use of proceeds and expected benefits therefrom, activities of the Special Committee and strategic review process and potential results and transactions from such activities, expectations for financial performance of the Company relative to guidance, the business strategies and operational activities of DHX Media and its subsidiaries, and the future growth and financial and operating performance of DHX Media, its subsidiaries, and investments. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include delivery and scheduling risk associated with production and distribution revenues, the Company’s ability to execute and close anticipated licensing transactions, the Company’s ability to effectively integrate the Peanuts and Strawberry Shortcake acquisition and realize synergies associated with such acquisitions, the Company’s ability to execute and realize on expected cost reduction initiatives, customer response to properties and brands of the Company, risk related to regulatory approvals for the Sony transaction, satisfaction of other conditions to closing the Sony transaction, including applicable third party consents and the mutual agreement to the operating agreement and ancillary commercial agreements, the ability of the parties to execute on the Sony transaction, DHX Media’s ability to effectively operate the business following closing of the Sony transaction, market factors, contract interpretation, application of accounting policies and principles and the risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

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For more information, please contact:

Investor Relations:

Nancy Chan-Palmateer – Director, Investor Relations, DHX Media Ltd.

nancy.chanpalmateer@dhxmedia.com

+1 416-977-7358

Media Relations:
Shaun Smith – Director, Corporate Communications, DHX Media Ltd.
shaun.smith@dhxmedia.com
+1 416-977-7230

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